# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sound Group Inc., CIK 0001783407
CUSIP: 53933L203
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 108 ROBINSON ROAD, #09-01, SINGAPORE, Singapore (U0), 068900
Date of event which requires filing of this statement: 05/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002140340

## Reporting persons
- Trivista Capital SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 39,500,000; sole dispositive power 0; shared dispositive power 39,500,000; aggregate amount beneficially owned 39,500,000 (6.5% of the class)
  Comment: (1) For Rows 6, 8 and 9: represents 39,500,000 Class A ordinary shares, which are directly held by Trivista China SP I, a segregated portfolio of Trivista Capital SPC.
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 611,614,150 Class A ordinary shares , as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on Apr 30, 2026.
- Trivista China SP I, a segregated portfolio of Trivista Capital SPC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 39,500,000; sole dispositive power 0; shared dispositive power 39,500,000; aggregate amount beneficially owned 39,500,000 (6.5% of the class)
  Comment: (1) For Rows 6, 8 and 9: represents 39,500,000 ClassA ordinary shares, which are directly held by Trivista China SP I, a segregated portfolio of Trivista Capital SPC.
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on 611,614,150 Class A ordinary shares , as reported in the Issuer's 20-F filed with the Securities and Exchange Commission on Apr 30, 2026.

## Item 1. Issuer
Name of issuer: Sound Group Inc.
Address of issuer's principal executive offices: 108 ROBINSON ROAD, #09-01, SINGAPORE, SINGAPORE, 068900

## Item 2. Person Filing
Name of person filing:
Trivista Capital SPC
Trivista China SP I
Address of principal business office or, if none, residence: ICS Corporate Services (Cayman) Limited, Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands
Citizenship:
Trivista Capital SPC: Cayman Islands
Trivista China SP I: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of each Reporting Person to Row (9) of this Schedule 13G are incorporated by reference in this Item.
Percent of class: The responses of each Reporting Person to Row (11) of this Schedule 13G are incorporated by reference in this Item.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: The responses of each Reporting Person to Row (6) of this Schedule 13G are incorporated by reference in this Item.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: The responses of each Reporting Person to Row (8) of this Schedule 13G are incorporated by reference in this Item.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Trivista Capital SPC: Jichao WANG, Director (06/17/2026)
- Trivista China SP I, a segregated portfolio of Trivista Capital SPC: Jichao WANG, Authorized Signatory (06/17/2026)